# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wheeler Real Estate Investment Trust, Inc., CIK 0001527541
CUSIP: 963025606
Title of class of securities: Series D Cumulative Preferred Stock
Address of issuer's principal executive offices: Riversedge North, 2529 Virginia Beach Blvd. Suite 200, Virginia Beach, Virginia (VA), 23452
Date of event which requires filing of this statement: 10/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-24-115438
Filed by CIK 0001693838

## Reporting persons
- Ursa Fund Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 315,000; sole dispositive power 0; shared dispositive power 315,000; aggregate amount beneficially owned 315,000 (13.36% of the class)
  Comment: * Ursa Fund Management LLC is the General Partner and Investment Manager of Ursa Fund Partners LP and the Investment Manager of Investment Opportunities 14 Segregated Portfolio ("the Funds") in which such shares referred to above are held. As a result, Ursa Fund Management LLC possesses the power to vote and dispose or direct the disposition of all the shares owned by the Funds.
  
  + Based on a total of 2,357,209 shares outstanding of the Issuer as of November 5, 2024, as set forth in the Issuer's most recent Form 8-K, filed November 6, 2024.
- Ursa Fund Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 155,000; sole dispositive power 0; shared dispositive power 155,000; aggregate amount beneficially owned 155,000 (6.57% of the class)
  Comment: + Based on a total of 2,357,209 shares outstanding of the Issuer as of November 5, 2024, as set forth in the Issuer's most recent Form 8-K, filed November 6, 2024.
- Investment Opportunities 14 Segregated Portfolio: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 160,000; sole dispositive power 0; shared dispositive power 160,000; aggregate amount beneficially owned 160,000 (6.79% of the class)
  Comment: + Based on a total of 2,357,209 shares outstanding of the Issuer as of November 5, 2024, as set forth in the Issuer's most recent Form 8-K, filed November 6, 2024.
- Andrew Hahn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 315,000; sole dispositive power 0; shared dispositive power 315,000; aggregate amount beneficially owned 315,000 (13.36% of the class)
  Comment: * Mr. Hahn is a Managing Member of Ursa Fund Management LLC. As a result, Mr. Hahn possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by Ursa Fund Management LLC as Investment Manager to the Funds. Mr. Hahn disclaims beneficial ownership of any of the shares held by the Funds.
  
  + Based on a total of 2,357,209 shares outstanding of the Issuer as of November 5, 2024, as set forth in the Issuer's most recent Form 8-K, filed November 6, 2024.
- Russell Douglas: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 315,000; sole dispositive power 0; shared dispositive power 315,000; aggregate amount beneficially owned 315,000 (13.36% of the class)
  Comment: * Mr. Douglas is a Managing Member of Ursa Fund Management LLC. As a result, Mr. Douglas possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by Ursa Fund Management LLC as Investment Manager to the Funds. Mr. Douglas disclaims beneficial ownership of any of the shares held by the Funds.
  
  + Based on a total of 2,357,209 shares outstanding of the Issuer as of November 5, 2024, as set forth in the Issuer's most recent Form 8-K, filed November 6, 2024.

## Item 1. Issuer
Name of issuer: Wheeler Real Estate Investment Trust, Inc.
Address of issuer's principal executive offices: 2529 Virginia Beach Blvd. Virginia Beach, VA 23452

## Item 2. Person Filing
Name of person filing:
The names of the person filing this statement on Schedule 13G (collectively, the "Reporting Person") are:
Ursa Fund Management LLC
Ursa Fund Partners LP
Investment Opportunities 14 Segregated Portfolio
Andrew Hahn
Russell Douglas
Address of principal business office or, if none, residence:
156 Diablo Road, Suite 250
Danville, CA 94526
Citizenship: Ursa Fund Management LLC is a Delaware limited liability company, Ursa Fund Partners LP is a Delaware limited partnership, and Investment Opportunities 14 Segregated Portfolio is a Cayman Islands segregated portfolio company. Andrew Hahn and Russell Douglas are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Aggregate of all Reporting Persons - 315,000
Ursa Fund Management LLC - 315,000
Ursa Fund Partners LP - 155,000
Investment Opportunities 14 Segregated Portfolio - 160,000
Andrew Hahn - 315,000*
Russell Douglas - 315,000*
Percent of class:
Aggregate of all Reporting Persons - 13.36%
Ursa Fund Management LLC - 13.36%
Ursa Fund Partners LP - 6.57%
Investment Opportunities 14 Segregated Portfolio - 6.79%
Andrew Hahn - 13.36%*
Russell Douglas - 13.36%*
Sole power to vote or to direct the vote:
Sole power to vote or direct the vote:
Ursa Fund Management LLC - 0
Ursa Fund Partners LP - 0
Investment Opportunities 14 Segregated Portfolio - 0
Andrew Hahn - 0
Russell Douglas - 0
Shared power to vote or to direct the vote:
Shared power to vote or to direct the vote:
Ursa Fund Management LLC - 315,000
Ursa Fund Partners LP - 155,000
Investment Opportunities 14 Segregated Portfolio - 160,000
Andrew Hahn - 315,000*
Russell Douglas - 315,000*
Sole power to dispose or to direct the disposition:
Sole power to dispose or to direct the disposition of:
Ursa Fund Management LLC - 0
Ursa Fund Partners LP - 0
Investment Opportunities 14 Segregated Portfolio - 0
Andrew Hahn - 0
Russell Douglas - 0
Shared power to dispose or to direct the disposition:
Shared power to dispose or to direct the disposition of:
Ursa Fund Management LLC -315,000
Ursa Fund Partners LP - 155,000
Investment Opportunities 14 Segregated Portfolio - 160,000
Andrew Hahn - 315,000*
Russell Douglas - 315,000*

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ursa Fund Management LLC: /s/ Andrew Hahn, Andrew Hahn / Managing Member (11/07/2024)
- Ursa Fund Partners LP: /s/ Ursa Fund Management LLC, General Partner of Ursa Fund Partners LP (11/07/2024)
- Ursa Fund Partners LP: /s/ Andrew Hahn, Andrew Hahn / Manaing Member of Ursa Fund Management LLC (11/07/2024)
- Ursa Fund Partners LP: /s/ Andrew Hahn, Andrew Hahn / Individual (11/07/2024)
- Investment Opportunities 14 Segregated Portfolio: /s/ Ursa Fund Management LLC, Investment Manager of Investment Opportunities 14 Segregated Portfolio (11/07/2024)
- Investment Opportunities 14 Segregated Portfolio: /s/ Andrew Hahn, Andrew Hahn / Managing Member of Ursa Fund Management LLC (11/07/2024)
- Investment Opportunities 14 Segregated Portfolio: /s/ Andrew Hahn, Andrew Hahn / Individual (11/07/2024)
- Andrew Hahn: /s/ Andrew Hahn, Andrew Hahn / Individual (11/07/2024)
- Russell Douglas: /s/ Russell Douglas, Russell Douglas / Individual (11/07/2024)
Comment: Item 5 - Ownership of Five Percent or Less of a Class:

On November 7, 2024, the reporting persons filed the initital Schedule 13G in the mistaken belief that they became subject to Section 13(d) based on their beneficial ownership of more than 5% of the outstanding shares of the Series D Cumulative Preferred Stock (the "Series D Preferred") . The Series D Preferred is not a voting security, and therefore ownership of the Series D Preferred did not cause the reporting persons to become subject to Section 13(d). As a result, the reporting persons hereby amend the Schedule 13G to withdraw it. The reporting persons will no longer report their ownership of the Series D Preferred.